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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                  HARDINGE INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   412324 30 3
                                 (CUSIP Number)

                 Robert E. Agan, Chairman of the Board and CEO,
                Hardinge Inc., One Hardinge Drive, P.O. Box 1507,
                Elmira, NY 14902-1507, Telephone: (607) 734-2281,
             with a copy to J. Philip Hunter, Esq., Sayles & Evans,
                    One West Church Street, Elmira, NY 14901;
                            Telephone: (607) 734-2271
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 8, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No.   412324 30 3


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert E. Agan      S.S.# ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF
                    208,742
   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          383,886
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
                    208,742
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH

                    383,886
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     592,628
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.67%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------






                                Page 2 of 5 Pages


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                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER:

     Common Stock, Par Value $.01  ("Shares")
     Hardinge Inc.
     One Hardinge Drive
     P.O. Box 1507
     Elmira, New York  14902

ITEM 2.  IDENTITY AND BACKGROUND:

     (a)  NAME
          Robert E. Agan

     (b)  BUSINESS ADDRESS
          One Hardinge Drive
          P.O. Box 1507
          Elmira, NY  14902-1507

     (c)  PRESENT PRINCIPAL OCCUPATION
          Chairman of the Board and
          Chief Executive Officer

  (d, e)  LEGAL PROCEEDINGS
          None

     (f)  CITIZENSHIP
          U.S.A. - State of New York


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          Robert E. Agan has acquired shares of Hardinge Inc. common stock from time to time under various executive incentive stock plans of the Issuer, with personal funds and as co-trustee of the Hardinge Inc. Pension Plan, a tax-qualified defined benefit plan. As of the date hereof, 87,974 shares are owned individually; 82,500 shares are owned beneficially subject to various restrictions contained in restricted stock agreements with the Issuer; 13,998 shares are held for Mr. Agan's account in the Issuer's Savings Plan; 24,270 shares are held as Trustee of six separate trusts for the benefit of Mr. Agan's children; and 383,886 shares are held as co-trustee of a trust under the Hardinge Inc. Pension Plan, a tax-qualified defined benefit plan.








                                Page 3 of 5 Pages


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ITEM 4.   PURPOSE OF TRANSACTION:

          Robert E. Agan's recent purchases of the Issuer's common stock, for the account of the Issuer's Pension Plan in his capacity as co-trustee thereof, are for investment purposes only. Such purchases when combined with Hardinge Inc. repurchases of Hardinge shares, has caused a change in Mr. Agan's ownership of more than one percent. Mr. Agan has no plans to cause a change of control of Hardinge Inc. or to take any other action enumerated in Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

     (a)  AGGREGATE NUMBER AND PERCENTAGE OWNED
          592,628, 6.67% based on 8,886,871 shares outstanding on June 30, 2000 as reported by the Issuer.

     (b)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)  sole power to vote or to direct the vote           208,742
           (ii)  shared power to vote or to direct  the vote        383,886
          (iii)  sole power to dispose or to direct the
                 disposition of                                     208,742
           (iv)  shared power to dispose or to direct the
                 disposition of                                     383,886

     (c)  TRANSACTIONS DURING PAST SIXTY DAYS:

          NONE

     (d)  RIGHTS OF ANY OTHER PERSONS TO OWNED SHARES:
          Under the Hardinge Inc. Pension Plan, Mr. Agan shares the power to vote and dispose of 383,886 shares with his co-trustee, Richard L. Simons. The Pension Plan participants (one of whom is Mr. Agan) indirectly have the right to the dividends received from, and the proceeds of the sale of, such shares. No shares under said Plan are specifically allocated to Plan participants.

          Mr. Agan is the sole trustee with the power to vote and dispose of 24,270 shares held in six separate trusts for the benefit of his children. The beneficiaries of the trusts have the right to the dividends received from and the right to the proceeds of the sale of such shares.

          Mr. Agan is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Agan, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in the Issuer's most recent proxy statement and in one Schedule 13D filed since the filing date of said proxy statement.



                                Page 4 of 5 Pages


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     (e)  DATE UPON WHICH CEASED TO BE 5% BENEFICIAL OWNER:
          Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

          383,886 Shares are held in trust by Robert E. Agan and Richard L. Simons, as trustees under a trust agreement pursuant to the provisions of the Hardinge Inc. Pension Plan. Mr. Agan shares the power to vote and dispose of said shares with his co-trustee pursuant to the terms of said Plan.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBIT:

          None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                                       October 27, 2000


Signature:                                   /s/ Robert E. Agan
                                             -------------------------------
Name:                                        Robert E. Agan




                                Page 5 of 5 Pages